FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number

1. Telefónica – Sale of Atento

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica SA (hereinafter, Telefónica) has reached a definitive agreement, with companies controlled by Bain Capital for the sale of its Customer Relationship Management (CRM) business, Atento.

The enterprise value of the transaction amounts to 1,039 million euros, including 110 million euros of a contingent deferred payment and vendor financing provided by Telefónica for an amount of 110 million euros.

Furthermore, a Framework Agreement for the Provision of Services to govern the relationship of Atento as service provider to the Telefónica Group for a nine year period has been signed.

The transaction is subject, among other conditions, to the relevant regulatory authorisations and is expected to be completed by no later than December 31, 2012.

Atento is the multinational leader in the CRM business in Latin America and the second largest in the world. Since 1999, the Company has developed its business model in more than fifteen countries, employing more than 152,000 people. Atento’s revenues in 2011 amounted to 1,802 million euros and OBITDA of 161 million euros, with a net debt as of June 2012 of 175 million euros.

This transaction is part of the policy of proactive management of the portfolio of assets of the Company, and the initiatives to increase Telefonica’s financial flexibility.

Madrid, 12 October, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 12th , 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors